Filed by Hyperion Solutions Corporation Pursuant to Rule 425
Under the Securities Act of 1993
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Brio Software, Inc.
Commission File No.: 000-23997

FOR IMMEDIATE RELEASE

Media Contact:
Valerie Beaudett
Hyperion
408 220 8528
Valerie_beaudett@hyperion.com

HYPERION AND BRIO SOFTWARE CUSTOMERS SUPPORT
PLANNED ACQUISITION AND OEM RELATIONSHIP

Joint Customers Welcome Comprehensive Single Vendor Business Performance
Management Solution

SUNNYVALE, Calif., August 11, 2003 — Hyperion (Nasdaq: HYSL) and Brio (Nasdaq: BRIO) today announced overwhelmingly positive feedback from customers in response to the recent news that the two companies have joined forces.

The companies have many customers in common, including Toyota, Motorola, Intuit and North Face. Hyperion and Brio said many customers are responding positively to the acquisition and OEM announcement made on July 23, 2003. According to customers, the relationship will strengthen Hyperion’s leadership position in the Business Performance Management category. It offers customers a comprehensive, single-vendor solution of easy-to-use, scalable business intelligence tools and world-leading software applications to drive improved business performance — from the boardroom to the frontlines.

“With the help of Brio, we have developed a data warehouse and business intelligence system that integrates CRM, ERP and third party data into analytical applications that support sales and marketing,” said Michael O’Shaughnessy, senior manager, information architecture at Pfizer Canada. “Brio software is the key component of our business intelligence environment, integrated with both our Hyperion Essbase and Oracle platforms. Several relational data marts and cubes totaling 250 GB and 200 million rows of data are processed each month, and key management reports are distributed via email, CD-ROM and the company Website for geographically dispersed users. In our experience, the products are already highly integrated and compatible and this acquisition will only strengthen their synergy.”

“Brio is heavily deployed in the logistic and operations departments and is the workhorse tool that our business analysts use to transform data into information,” said Mike Burkes, data technology manager at Toyota Motor Sales, USA. “This information drives improvements to operational performance that result in lower transportation and handling costs. Both Toyota Motor Sales and Toyota Financial Services have standardized and deployed Hyperion Business Performance Management applications. These applications shorten the financial planning and reporting cycles and provide keen insight into our financial performance. We anticipate that the complementary nature of the products offered by both Hyperion and Brio will combine to give us a unified view of our financial and operational performance.”

“Brio and Hyperion share many customers who see the strategic value of both the OEM relationship and planned acquisition,” said Nazhin Zarghamee, chief marketing officer for Hyperion. “While there are already hundreds of companies who use our products together across multiple departments, there are many opportunities and synergies with Brio in operational performance management applications for supply chain management, human capital management and customer relationship management, and we are excited to address those opportunities together immediately.”

Based on the long-standing partnership between the two companies, Brio’s products are already integrated with the Hyperion Essbase XTD platform allowing customers to realize the benefits of the joint solution today.

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About Brio Software

Brio Software is a leading provider of next-generation business intelligence tools and applications that help Global 3000 companies achieve breakthrough business performance. Widely recognized as one of the easiest-to-use and deploy solutions in the industry, the Brio Performance Suite™ and Brio Metrics Builder™ expand business intelligence beyond advanced query and analysis technologies to include powerful information delivery through enterprise-class reporting and personalized performance dashboards. Used by 75 of the Fortune 100 and more than 2 million people worldwide, Brio products empower individuals, workgroups and executives in an organization to turn enterprise information into actionable insight, so superior decisions and business performance result. Founded in 1989, and headquartered in Santa Clara, CA, Brio products and services can be found around the globe at www.brio.com.

About Hyperion

Hyperion is the global leader in Business Performance Management software that enables companies to translate strategies into plans, monitor execution and provide insight to improve financial and operational performance. More than 6,000 customers worldwide use Hyperion’s Business Performance Management family of packaged and tailored applications, and its leading business intelligence platform. Hyperion has a network of more than 330 partners to provide innovative and specialized Business Performance Management solutions and services.

Headquartered in Sunnyvale, California, Hyperion generated annual revenues of $510 million in fiscal 2003. The company employs more than 2,200 people in 20 countries and is represented in 16 additional countries through distributor relationships. Hyperion is traded under the Nasdaq symbol HYSL. For more information, please visit www.hyperion.com, www.hyperion.com/contactus or call 800 286 8000 (U.S. only).

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Hyperion is a registered trademark of Hyperion Solutions Corporation. All other trademarks and company names mentioned are the property of their respective owners.

Forward-Looking Statements

This communication contains forward-looking statements that involve risks and uncertainties concerning Hyperion’s proposed acquisition of Brio Software, Hyperion’s expected financial performance, as well as Hyperion’s strategic and operational plans. Actual events or results may differ materially from those described in this communication due to a number of risks and uncertainties. The potential risks and uncertainties include, among others, the possibility that the transaction will not close, or that the closing may be delayed; the reaction of customers of Hyperion and Brio Software to the transaction; Hyperion’s ability to successfully integrate Brio Software’s operations and employees the introduction of new products by competitors or the entry of new competitors into the markets for Hyperion’s and Brio Software’s products; and economic and political conditions in the U.S. and abroad. More information about potential factors that could affect Hyperion’s business and financial results is included in Hyperion’s Annual Report on Form 10-K for the fiscal year ended June 30, 2002 and its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2003, including (without limitation) under the captions, “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are on file with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s website at www.sec.gov. For more information and additional risk factors regarding Brio Software, see the information under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in Brio Software’s Annual Report on Form 10-K for the fiscal year ended March 31, 2003 and in other reports filed by Brio Software with the SEC. Neither Hyperion nor Brio Software undertake any obligation to update these forward-looking statements to reflect events or circumstances after the date of this press release.

Additional Information About the Proposed Merger and Where to Find It

Hyperion and Brio Software intend to file with the SEC a proxy statement/prospectus and other relevant materials in connection with the proposed acquisition (the “Merger”) of Brio Software by Hyperion, pursuant to the terms of an Agreement and Plan of Merger and Reorganization among Hyperion, T-Bird Acquisition, Inc., a wholly owned subsidiary of Hyperion, and Brio

Software, Inc. The proxy statement/prospectus will be mailed to the stockholders of Brio Software. Investors and security holders of Brio Software are urged to read the proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about Hyperion, Brio Software and the proposed Merger. The proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Hyperion or Brio Software with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Hyperion by contacting Hyperion Investor Relations, 1344 Crossman Avenue, Sunnyvale, CA, 94089, telephone (408) 220-8769. Investors and security holders may obtain free copies of the documents filed with the SEC by Brio Software by contacting Brio Software Investor Relations, 4980 Great America Parkway, Santa Clara, CA 95054 (408) 496-7400. Investors and security holders of Brio Software are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed Merger.

Hyperion, Jeff Rodek, Hyperion’s Chairman and Chief Executive Officer, and certain of Hyperion’s other executive officers and directors may be deemed to be participants in the solicitation of proxies of Brio Software’s stockholders in connection with the proposed merger. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Mr. Rodek and certain of Hyperion’s other executive officers and directors in the solicitation by reading the proxy statement/prospectus statement when it becomes available.

Brio Software, Craig Brennan, Brio Software’s President and Chief Executive Officer, and certain of Brio Software’s other executive officers and directors may be deemed to be participants in the solicitation of proxies of Brio Software’s stockholders in connection with the proposed merger. Such individuals may have interests in the proposed Merger, including as a result of holding options or shares of Brio Software common stock. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Mr. Brennan and Brio Software’s other executive officers and directors in the solicitation by reading the proxy statement/prospectus when it becomes available.